920 MASSACHUSETTS AVENUE, NW SUITE 900 WASHINGTON, DC 20001 PHONE: 202.508.3400 FAX: 202.508.3402
www.bakerdonelson.com

Terrence O. Davis, Shareholder
Direct Dial: 202.654.4514
Direct Fax: 202.508.3402
E-Mail Address: todavis@bakerdonelson.com

May 14, 2014

VIA EDGAR

==========

Mr. Derek Newman
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Vertical Capital Investors Trust (File Nos. 333-171279 and 811-22507)

Dear Mr. Derek Newman:

At your request, we are submitting this letter on behalf of our client, Vertical Capital Investors Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned on March 31, 2014, in connection with the review conducted by the Staff of the registration statement on Form N-1A filed with the SEC by the Trust in connection with the Vertical Capital Innovations MLP Energy Fund (previously filed as the Vertical Capital Innovations MLP Fund), a series of the Trust (the “Fund”), on February 10, 2014.

Set forth below is a summary of the Staff’s comments and the response of the Trust to each such comment.

SEC Review Comments -- March 31, 2014

1.	Comment. Provide Tandy reps as part of our response letter

Response.  Please see the Tandy representations included below.

2.	Comment. Please explain the name change of the Trust.

Response. Due to the closing of the Trust’s prior series, the Paladin Long Short Fund, it was determined it was in the best interests of the Trust to rename the Trust to reflect the new investment adviser appointed to manage new series of the Trust.

3.	Comment. In the introductory paragraph to the fees and expenses table, please include additional disclosure per Item 3 regarding sales charges discounts.

Response.  The disclosure has been revised as requested.

4.
Comment.  Due to the Fund’s intended investments in MLPs, please consider adding deferred income tax expense in the annual fund operating expenses table, as well as adding appropriate disclosure throughout the Fund’s prospectus

Response.  After consulting with the Fund’s accounting firm, the Fund intends to qualify as a regulated investment company under Subchapter M.  As a result of its investments “I shares” and other indirect investments in MLPs, the Fund will limit its direct investments in MLPs to no more than 25% of the Fund’s assets.  Therefore, the Fund does not believe deferred income tax expense disclosure is necessary.  The Fund has added additional risk disclosure regarding its ability to qualify as a regulated investment company for tax purposes.  If circumstances change regarding the Fund’s tax status, the Trust will supplement the Fund’s disclosure as appropriate and will provide advance notice to shareholders regarding the change in tax status for the Fund.

5.	Comment. Please confirm that the expense limitation agreement will remain in effect for at least one year from the date of effectiveness.

Response.  We confirm that the expense limitation will remain in effect for at least one year from the date of effectiveness.

6.	Comment. Please add disclosure to the footnote regarding the expense limitation agreement that the agreement does not include Class 12b-1 fees with respect to Advisor Class shares.

Response.  The disclosure has been revised as requested.

7.	Comment. In the principal investment strategies, please confirm that for the purposes of the Fund’s 80% test, the Fund’s net assets includes “plus amounts borrowed for investments purposes.”

Response.  The disclosure has been revised as requested.

8.
Comment.  Please enhance disclosure to provide examples of “securities that represent indirect investments in MLPs” referenced in the Principal Investment Strategies section.  Please note additional strategy and risk disclosures should be potentially considered.

Response.  The disclosure has been revised to reflect that examples of securities that represent indirect investments in MLPs include common shares of corporations that own, directly or indirectly, MLP general partner interests and other investment companies that invest in MLPs.  The revised disclosure also includes additional risk disclosure regarding investments in other investment companies.

9.	Comment. Please consolidate the MLP Risk and Risk in Investing in MLP Units.

Response.   The disclosure has been revised as requested.

10.	Comment. Please included deferred tax risk disclosure.

Response.  Please see our response to Comment 4 above regarding the Fund’s tax status.

11.	Comment. Per Item 5(b), please add titles and length of service for the portfolio managers

Response.  The disclosure has been revised as requested.

12.	Comment. Please included additional disclosure regarding deferred tax liability.

Response.  Please see our response to Comment 4 above regarding the Fund’s tax status.

13.	Comment. Please confirm that if a shareholder invests more than $25,00 and does not designate a class of Fund shares, such investor’s investment would be invested in Advisor Class securities.

Response.  We confirm such investments will be invested in Advisor Class securities.

14.	Comment. Please disclose how the Fund will value instruments with maturities in excess of 60 days.

Response.  The disclosure has been revised as requested.

15.	Comment. On page 2 of the SAI, please confirm whether investments in investment companies are part of the principal strategy of the Fund.

Response.  The disclosure has been revised to clarify that the Fund’s investments in securities related to indirect investments in MLPs may include other investment companies that invest in MLPs.

16.	Comment. Please revise the SAI disclosure regarding Foreign Investment Risk regarding the Fund investing in such investments indirectly.

Response.  The disclosure has been revised as requested.

17	Comment. With respect to the disclosure regarding futures contracts, please add disclosure regarding Rule 4.5.

Response.  The disclosure has been revised as requested.

18.	Comment. Please consider adding disclosure regarding forward contracts.

Response.  The disclosure has been revised as requested.

19.	Comment. With respect to the third and fourth fundamental policies, please consider noting that swaps will also be excluded for such policies.

Response.  The disclosure has been revised as requested

20.	Comment. With respect to the ninth fundamental policy, please confirm the Fund’s concentration policy.

Response.  We have revised the disclosure to confirm that the Fund’s concentration policy will not apply to the energy sector.

21.	Comment. On page 14 consider revising the parenthetical in the sentence regarding fundamental restrictions to include securities lending.

Response.  We have revised the disclosure as requested.

22.	Comment. On page 17, please include disclosure for other trustees.

Response.  As the interested trustee and the other independent trustees have resigned, Mr. Pitt is currently the sole independent trustee of the Trust.  The Trust anticipates the appointment of additional trustees in the near future.  The appointment and approval of these additional trustees will be in compliance with Section 16 of the Investment Company Act.

*           *           *
Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 202.654.4614.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis
Terrence O. Davis